

September 19, 2014

By E-mail
Mr. Steven J. Keough
  President and Chief Executive Officer
Arax Holdings Corp.
2329 N. Career Avenue, Suite 206
Sioux Falls, South Dakota 57107

> **Re: Arax Holdings Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 17, 2014**
> **File No. 333-185928**

Dear Mr. Keough:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   Please supplementally tell us the reasons the interim financial statements included in your April 30, 2014 Quarterly Report on Form 10-Q (the "Second Quarter 10-Q"), were filed prior to being reviewed by an independent registered public accounting firm, as required by Rule 8-03 of Regulation S-X.

2.   In addition, as this, along with accounting errors of excluding certain period expenses, appear to be material weaknesses in your internal controls, please confirm to us that the amendment to the Second Quarter 10-Q, to be filed, will contain disclosures describing the material weaknesses identified and give appropriate reconsideration as to whether your disclosure controls and procedures were not effective as of April 30, 2014. Please also confirm that you will disclose management's plans of remediation, if any, as to the material weaknesses and the timing of implementation.

3.   Please provide us with a detailed description of the identified accounting errors in the Second Quarter 10-Q, including the nature and amount of the expenses that were erroneously excluded. Also, tell us the financial statement dollar or percentage impact on total assets, liabilities, equity and net loss and per share amount of these adjustments to the April 30, 2014 interim financial statements. To the extent the adjustments were previously reflected in other interim periods in error and such interim financial statements will also need restating, please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant